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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer: Harvard Industries, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  417 434 503

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

     Michael J. Restifo, Contrarian Capital Advisors, L.L.C.
     411 West Putnam Avenue, Suite 225, Greenwich, CT 06830

     (Date of Event which Requires Filing of this Statement)

                       September 27, 1999

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 417 434 503

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Contrarian Capital Management, L.L.C.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

           78,701

8.  Shared Voting Power:

         2,165,818

9.  Sole Dispositive Power:

           78,701

10. Shared Dispositive Power:

         2,165,818

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         2,244,519

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

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13. Percent of Class Represented by Amount in Row (11)

         21.93%

14. Type of Reporting Person

         OO; IA

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CUSIP No.: 417 434 503

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Contrarian Capital Advisors, L.L.C.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         803,300

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         803,300

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         803,300

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

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13. Percent of Class Represented by Amount in Row (11)

         7.85%

14. Type of Reporting Person

         OO; IA

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CUSIP No.: 417 434 503

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Contrarian Capital Fund I, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         524,103

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         524,103

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         524,103

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

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13. Percent of Class Represented by Amount in Row (11)

         5.12%

14. Type of Reporting Person

         PN

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CUSIP No.: 417 434 503

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Contrarian Capital Fund II, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         974,749

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         974,749

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         974,749

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

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13. Percent of Class Represented by Amount in Row (11)

         9.52%

14. Type of Reporting Person

         PN

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The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report the acquisition of shares of the Common Stock (the "Shares") of Harvard Industries, Inc. (the "Issuer") made by Contrarian Capital Fund II, L.P. ("CCII"). In addition, because the number of Shares used for purposes of determining beneficial ownership has changed (due to a smaller number of Shares being issued in exchange for claims in connection with the bankruptcy reorganization of the Issuer), this Amendment is also being filed to report (i) that Contrarian Capital Fund I, L.P. ("CCI") is now a more than five percent beneficial owner; and
(ii) the change in beneficial ownership of Contrarian Capital Advisors, L.L.C. ("CCA"), Contrarian Capital Management, L.L.C. ("CCM") and CCII (together with CCA, CCM and CCI, the "Reporting Persons").

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         CCI is a Delaware investment limited partnership whose general partner is CCM. CCI's principal office is located at 411 West Putnam Avenue, Suite 225, Greenwich,
         CT 06830.

         None of the Reporting Persons nor Jon R. Bauer or David
         E. Jackson, the managing members of CCA and CCM (the "Managing Members") has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons nor the Managing Members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, CCM is deemed to be the beneficial owner of 2,244,519 Shares, CCA is deemed to be the beneficial owner of 803,300 Shares, CCI is the beneficial owner of 524,103 Shares and CCII is the beneficial owner of 974,749 Shares of the Issuer.

         The funds for the purchase of the Shares deemed to be beneficially owned by CCM and CCA came from the working capital of the investment management clients of those



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         entities.  The funds for the purchase of the Shares
         owned by CCI and CCF came from each of the entity's own working capital. No funds were borrowed to purchase any of the Shares.

Item 4.  Purpose of Transactions

         Jon R. Bauer, one of the Managing Members is a member of the Board of Directors of the Issuer.

         Notwithstanding the above, the Shares deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes and not with the purpose of changing or influencing the control of the Issuer. The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

         The purpose of making this filing on Schedule 13D is because of Mr. Bauer's position on the Board of Directors of the Issuer. The filing of this Schedule 13D, however, shall not be deemed to be an admission that the Reporting Persons acquired and hold the Shares with the purpose or effect of changing or influencing the control of the Issuer.

Item 5.  Interest in Securities of Issuer

         As of September 27, 1999, CCM was deemed to be the beneficial owner of 2,244,519 Shares, CCA was deemed to be the beneficial owner of 803,300 Shares, CCI was the beneficial owner of 524,103 Shares and CCII was the beneficial owner of 974,749 Shares. Based on information provided to the Reporting Persons by the Issuer, as of September 27, 1999 there were 10,234,222 Shares outstanding. Therefore, based on 10,234,222 outstanding shares as of September 27, 1999, CCM and CCA are deemed to beneficially own 21.93% and 7.85%, respectively, and CCI and CCII beneficially own 5.12% and 9.52%, respectively, of the outstanding Shares of the Issuer and the Managing Members are deemed to be the beneficial owners of 29.78% of the oustanding Shares.*
____________________

* On October 5, 1999, the Issuer issued a press release disclosing, among other information, the purchase of 762,000 Shares by the Issuer. The beneficial ownership of the Reporting Persons set forth in this Amendment does not reflect the effect of the October 6 share repurchase by the Issuer.
                              (Footnote continued)


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01385001.AP7



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____________________

(Footnote continued)
              Subject to the Form of Irrevocable Proxy described in Item 6, the Reporting Persons have the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own. CCM acts as the investment manager with respect to certain assets of First Plaza Group Trust, which holds greater than 5% of the outstanding Shares of the Issuer.

              Relationships with Respect to Securities of the

              In accordance with the terms of the Rights
              Agreement, dated as of March 24, 1999, between Harvard Industries, Inc. and State Street Bank and Trust Company, as Rights Agent, on September 27, 1999 the Reporting Persons executed a Form of Irrevocable Proxy which appointed Roger G. Pollazzi as the proxy with the power to vote the Shares beneficially owned by the Reporting Persons in excess of 2,859,529 Shares.

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting Persons in the previous sixty days through the date of this filing is filed herewith as Exhibit B.


              The undersigned, after reasonable inquiry and

    to the best of their knowledge and belief, certify that

    the information set forth in this statement is true,

                              (Footnote continued)










                               12
01385001.AP7



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____________________

(Footnote continued)
                             CONTRARIAN CAPITAL ADVISORS,
                               L.L.C.

                             By:   /s/ David E. Jackson
                                _____________________________
                                David E. Jackson, Managing Member

                             CONTRARIAN CAPITAL MANAGEMENT,
                               L.L.C.

                             By: /s/ David E. Jackson
                                _____________________________
                                David E. Jackson, Managing Member

                             CONTRARIAN CAPITAL FUND I, L.P.

                             By: CONTRARIAN CAPITAL MANAGEMENT,
                                  L.L.C., its general partner

                             By: /s/ David E. Jackson
                                _____________________________
                                David E. Jackson, Managing Member

                             CONTRARIAN CAPITAL FUND II, L.P.

                             By: CONTRARIAN CAPITAL MANAGEMENT,
                                 L.L.C., its general partner

                             By: /s/ David E. Jackson
                                 ___________________________
                                 David E. Jackson
                                   Managing Member

    October 12, 1999
                                                   Exhibit A



              The undersigned agree that this Schedule 13D

    dated October 12, 1999 relating to the Common Stock of

    Harvard Industries, Inc. shall be filed on behalf of the

    undersigned.

                              (Footnote continued)




                               13
01385001.AP7



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____________________

(Footnote continued)
                             CONTRARIAN CAPITAL ADVISORS,
                               L.L.C.

                             By:   /s/ David E. Jackson
                                 _____________________________
                                David E. Jackson, Managing Member

                             CONTRARIAN CAPITAL MANAGEMENT,
                               L.L.C.

                             By: /s/ David E. Jackson
                                 _____________________________
                                David E. Jackson, Managing Member

                             CONTRARIAN CAPITAL FUND I, L.P.

                             By: CONTRARIAN CAPITAL MANAGEMENT,
                                  L.L.C., its general partner

                             By: /s/ David E. Jackson
                                _____________________________
                                David E. Jackson, Managing Member

                             CONTRARIAN CAPITAL FUND II, L.P.

                             By: CONTRARIAN CAPITAL MANAGEMENT,
                                 L.L.C., its general partner

                             By: /s/ David E. Jackson
                                 ____________________________
                                 David E. Jackson
                                    Managing Member
                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS


                                                  Price Per Share
                      Date          Shares Purchased or (Sold)(ex
    cluding commission)
                      ____          _____________________________
    __________________

    9/27/99         200,000                    $6.50



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01385001.AP7